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                 SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                              6451-C El Camino Real
                           Carlsbad, California 92009




VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549


      Re: Subsurface Waste Management, Inc.
          SB-2/A filed October 12, 2005, File # 333-117994

Ladies and Gentlemen:

         Sub Surface Waste Management of Delaware, Inc. hereby submits this letter to notify the Securities and Exchange Commission of an inadvertent EDGAR filing submission error. On October 12, 2005, Sub Surface Waste Management of Delaware, Inc. (the "Company") filed with the SEC via EDGAR a Post Effective Amendment No. 1 to Form SB-2 (file number 333-117994) on Form type SB-2/A (accession number 0001019687-05-002791). The Company hereby withdraws the Form SB-2/A. The Company will refile the Post-Effective Amendment No. 1 to Form SB-2 under form type POS AM.

      Thank you for your assistance with this matter. Please feel free to contact me at (310) 208-1182 if you have any questions relating to this matter.



                                        Sincerely,

                                        /S/ Bruce Beattie
                                        ----------------------------------------
                                        BRUCE BEATTIE
                                        PRESIDENT, CEO AND DIRECTOR